SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

CB Richard Ellis Group, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

12497T101

(CUSIP Number)

FS Equity Partners III, L.P.

FS Equity Partners International, L.P.

11100 Santa Monica Boulevard

Suite 1900

Los Angeles, California 90025

Attn: J. Frederick Simmons

(310) 444-1822

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2004

(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.  12497T101

(1)	Name of reporting persons I.R.S. Identification Nos. of above persons (entities only) FS Equity Partners III, L.P., a Delaware limited partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power - 0 - (8) Shared voting power 2,838,999 (see Item 5) (9) Sole dispositive power - 0 - (10) Shared dispositive power 2,838,999 (see Item 5)

(11)	Aggregate amount beneficially owned by each reporting person 2,838,999 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☒
(13)	Percent of class represented by amount in Row (11) 4.0%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP NO.  12497T101

(1)	Name of reporting persons I.R.S. Identification Nos. of above persons (entities only) FS Capital Partners L.P., a California limited partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization California

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power - 0 - (8) Shared voting power 2,838,999 (see Item 5) (9) Sole dispositive power - 0 - (10) Shared dispositive power 2,838,999 (see Item 5)

(11)	Aggregate amount beneficially owned by each reporting person 2,838,999 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☒
(13)	Percent of class represented by amount in Row (11) 4.0%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP NO.  12497T101

(1)	Name of reporting persons I.R.S. Identification Nos. of above persons (entities only) FS Holdings, Inc., a California corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization California

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power - 0 - (8) Shared voting power 2,838,999 (see Item 5) (9) Sole dispositive power - 0 - (10) Shared dispositive power 2,838,999 (see Item 5)

(11)	Aggregate amount beneficially owned by each reporting person 2,838,999 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☒
(13)	Percent of class represented by amount in Row (11) 4.0%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP NO.  12497T101

(1)	Name of reporting persons I.R.S. Identification Nos. of above persons (entities only) FS Equity Partners International, L.P., a Delaware limited partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power - 0 - (8) Shared voting power 107,391 (see Item 5) (9) Sole dispositive power - 0 - (10) Shared dispositive power 107,391 (see Item 5)

(11)	Aggregate amount beneficially owned by each reporting person 107,391 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☒
(13)	Percent of class represented by amount in Row (11) 0.2%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP NO.  12497T101

(1)	Name of reporting persons I.R.S. Identification Nos. of above persons (entities only) FS & Co. International, L.P., a Cayman Islands exempted limited partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power - 0 - (8) Shared voting power 107,391 (see Item 5) (9) Sole dispositive power - 0 - (10) Shared dispositive power 107,391 (see Item 5)

(11)	Aggregate amount beneficially owned by each reporting person 107,391 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☒
(13)	Percent of class represented by amount in Row (11) 0.2%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP NO.  12497T101

(1)	Name of reporting persons I.R.S. Identification Nos. of above persons (entities only) FS International Holdings Limited, a Cayman Islands exempted company limited by shares
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power - 0 - (8) Shared voting power 107,391 (see Item 5) (9) Sole dispositive power - 0 - (10) Shared dispositive power 107,391 (see Item 5)

(11)	Aggregate amount beneficially owned by each reporting person 107,391 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☒
(13)	Percent of class represented by amount in Row (11) 0.2%
(14)	Type of reporting person (see instructions) CO

CB RICHARD ELLIS GROUP, INC.

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities Exchange Commission on June 21, 2004 (the “Initial Filing”) relating to shares of Class A Common Stock, par value $.01 per share (the “Class A Common”), of CB Richard Ellis Group, Inc., a Delaware corporation (the “Issuer”). The Initial Filing, as amended by this Amendment, is referred to herein as the “Schedule 13D”. Only those items that are amended or supplemented are reported herein. Except as amended or supplemented herein, the Initial Filing remains in full force and effect. The Issuer has its principal executive offices at 909 Montgomery Street, Suite 400, San Francisco, CA 94133.

ITEM 2. IDENTITY AND BACKGROUND.

No material change has occurred in the facts set forth in the response to this item of the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Initial Filing is hereby supplemented by adding the following paragraphs:

Pursuant to the terms of an Underwriting Agreement, dated as of December 7, 2004 (the “Underwriting Agreement”), among the Issuer, FSEP III, FSEP International, the other selling stockholders party thereto and the underwriters party thereto, on December 13, 2004, FSEP III and FSEP International sold to such underwriters an aggregate of 3,134,203 shares of Class A Common at a price of $26.88 per share (net of underwriting discounts and commissions), in a public offering pursuant to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-120455) (the “Offering”). Also pursuant to the Underwriting Agreement, FSEP III and FSEP International granted to such underwriters a 30-day option to purchase an aggregate of 865,797 additional shares of Class A Common, at a price of $26.88 per share (net of underwriting discounts and commissions), to cover over-allotments, which option has been exercised in full and all of the shares sold on December 13, 2004.

Except as set forth in the Schedule 13D, none of the Reporting Persons has any plan or proposal that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth in this Item 4 is qualified in its entirety by reference to the Underwriting Agreement (Exhibit 6 hereto) and the Second Amendment and Waiver (Exhibit 7 hereto) which is incorporated by reference herein in its entirety.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a)-(e) are herby amended in their entirety as follows:

The information set forth in this Item 5 is qualified in its entirety by reference to the Securityholders’ Agreement (Exhibit 1 to the Initial Filing) and the Amendment and Waiver (Exhibit 2 to the Initial Filing) and the Second Amendment and Waiver (Exhibit 6 hereto), each of which is incorporated by reference herein in its entirety.

(a) Amount Beneficially Owned by each Reporting Person and Percent of Class:

Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended) of 2,946,390 shares of Class A Common.

The aggregate number of shares of Class A Common beneficially owned by the Reporting Persons constitutes approximately 4.2% of the shares of such class outstanding as of November 30, 2004. Such percentage is based upon a total of 70,677,785 of Class A Common issued and outstanding as of November 30, 2004, as reported by the Issuer in the filing of the 424(b)(3) prospectus relating to the Underwriting Agreement on December 3, 2004.

As a result of the voting provisions set forth in the Securityholders’ Agreement affecting the voting of shares of Common Stock, the Reporting Persons, together with the other parties thereto that formerly held shares of Class B Common, other than Frederic V. Malek, may be deemed to constitute a group, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. As such, the group formed thereby would be deemed to beneficially own the aggregate of 24,293,898 shares of Class A Common held by such persons, which would represent 34.1% of the outstanding shares of Class A Common. The parties to the Securityholders’ Agreement that formerly held shares of Class B Common are the following: FSEP III; FSEP International; Blum Strategic Partners, L.P.; Blum Strategic Partners II, L.P.; Blum Strategic Partners II GMBH & Co. KG; Ray Wirta, who as of the date of this Amendment is the Chief Executive Officer and a director of the Issuer; Brett White, who as of the date of this Amendment is the President and a director of the Issuer; and The Koll Holding Company. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons (or any of their affiliates) is the beneficial owner of any such shares of Class A Common other than those disclosed in this Schedule 13D. Each of the Reporting Persons disclaim beneficial ownership of the shares of Class A Common held by the other stockholders party to the Securityholders’ Agreement that are not Reporting Persons hereunder.

FSEP III, Capital Partners and FS Holdings disclaim beneficial ownership of the shares of Class A Common held by FSEP International. FSEP International, FS&Co. International and International Holdings disclaim beneficial ownership of the shares of Class A Common held by FSEP III.

(b) Voting and Dispositive Power:

The Reporting Persons may be deemed to have (i) sole voting and dispositive power with respect to no shares of Class A Common and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 2,946,390 shares of Class A Common.

FS Holdings, by virtue of being the sole general partner of Capital Partners, and Capital Partners, by virtue of being the sole general partner of FSEP III may be deemed to have (i) sole voting and dispositive power with respect to no shares of Class A Common and (ii) shared voting and dispositive power with respect to 2,838,999 shares of Class A Common.

International Holdings, by virtue of being the sole general partner of FS&Co. International and FS International, by virtue of being the sole general partner of FSEP International, may be deemed to have (i) sole voting and dispositive power with respect to no shares of Class A Common and (ii) shared voting and dispositive power with respect to 107,391 shares of Class A Common.

(c) Other Transactions:

The Reporting Persons have not effected any other transactions other than as described in the Schedule 13D.

(d) Interests in Other Persons:

Not Applicable.

(e) Date Upon Which the Reporting Person Ceased to be the Beneficial Owner of More Than Five Percent of Class:

December 13, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby supplemented by adding the following paragraphs:

In connection with the Offering, each of FSEP III and FSEP International and the other parties to the Securityholders’ Agreement as of April 14, 2004 entered into the Second Amendment and Waiver, which, in addition to amending certain terms of the Securityholders’ Agreement, also provided for certain agreements with respect to the Offering between and among the Issuer and certain of the stockholders that are parties to the Securityholders’ Agreement.

Also in connection with the IPO, each of FSEP III and FSEP International entered into an agreement dated as of November 22, 2004 (a “Lock-Up Letter”) with Credit Suisse First Boston LLC (acting on behalf of itself and the several underwriters of the Offering), pursuant to which, among other things, each agreed that for a period ending 90 days after the date of the final prospectus relating to the Offering, such Reporting Person will not, without the prior written consent of Credit Suisse First Boston LLC: (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of securities or securities convertible into or exchangeable or exercisable for any shares of securities, (ii) enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of securities, whether any such aforementioned transaction is to be settled by delivery of shares of the securities, in cash or otherwise, or (iii) publicly disclose the intention to make any such offer, sale, pledge, or disposition, or to enter into any such transaction, swap, hedge or other arrangement.

Also in connection with the Offering, each of FSEP III and FSEP International entered into the Underwriting Agreement. The Underwriting Agreement provided for the sale of an aggregate of 3,134,203 shares of Class A Common by FSEP III and FSEP International to the underwriters named therein at a price of $26.88 per share (net of underwriting discounts and commissions) in connection with the Offering, which sale was completed on December 13, 2004. Also pursuant to the Underwriting Agreement, FSEP III and FSEP International granted to such underwriters a 30-day option to purchase an aggregate of 865,797 additional shares of Class A Common, at a price of $26.88 per share (net of underwriting discounts and commissions), to cover over-allotments, which option has been exercised in full on December 9, 2004 and such shares were sold on December 13, 2004.

Except as set forth above, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, other persons in Item 2, is a party to any contract, arrangement, understanding or relations with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

The information set forth in this Item 6 is qualified in its entirety by reference to the Underwriting Agreement (Exhibit 6 hereto), the Second Amendment and Waiver (Exhibit 7 hereto) and the form of Lock-up Letter (Exhibit 8 hereto), each of which is incorporated by reference herein in its entirety.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby supplemented by adding the following paragraphs:

Exhibit 6. Underwriting Agreement (incorporated by reference to Exhibit 1 of Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (No. 333-120445) filed with the Securities and Exchange Commission on November 24, 2004).

Exhibit 7. Second Amendment and Waiver (incorporated by reference to Exhibit 4.2(c) of Amendment No. 1 to the Issuer’s Registration Statement on Form s-1 (No. 333-120445) filed with the Securities and Exchange Commission on November 24, 2004).

Exhibit 8 Form of Lock-up Letter

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: December 17, 2004

FS EQUITY PARTNERS III., L.P., a Delaware limited partnership

By:	FS Capital Partners, L.P.
Its:	General Partner

By:	FS Holdings, Inc.
Its:	General Partner

By:	/s/ J. FREDERICK SIMMONS
Name:	J. Frederick Simmons
Title:	Vice President

FS CAPITAL PARTNERS, L.P., a California limited partnership

By:	FS Holdings, Inc.
Its:	General Partner

By:	/s/ J. FREDERICK SIMMONS
Name:	J. Frederick Simmons
Title:	Vice President

FS HOLDINGS, INC., a California corporation

By:	/s/ J. FREDERICK SIMMONS
Name:	J. Frederick Simmons
Title:	Vice President

FS EQUITY PARTNERS INTERNATIONAL, L.P., a Delaware limited partnership

By:	FS & Co. International, L.P.
Its:	General Partner

By:	FS International Holdings Limited
Its:	General Partner

By:	/s/ J. FREDERICK SIMMONS
Name:	J. Frederick Simmons
Title:	Vice President

FS & Co. INTERNATIONAL, L.P., a Cayman Islands exempted limited partnership

By:	FS International Holdings Limited
Its:	General Partner

By:	/s/ J. FREDERICK SIMMONS
Name:	J. Frederick Simmons
Title:	Vice President

FS INTERNATIONAL HOLDINGS LIMITED, a Cayman Islands exempted company limited by shares

By:	/s/ J. FREDERICK SIMMONS
Name:	J. Frederick Simmons
Title:	Vice President